INVICTA WATER



2024 ANNUAL REPORT

April 30, 2025

Annual Report 2024

Throughout this document, mentions of Invicta Water refer to Invicta Water, Inc., a Delaware C- Corporation formed on January 17, 2023 in North Carolina (the "Company"). The Company's physical address is 2119 West Webb Ave, Burlington, North Carolina 27519.

You may contact the Company by emailing steve@invictawater.com. This annual report is posted on the Company's website, www.invictawater.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Invicta Water ("Invicta Water, Inc." or "Company") is a Delaware C-Corporation (Public Benefit Corporation) formed on January 17, 2023, in North Carolina. The Company's physical address is 2119 West Webb Ave, Burlington, NC 27519. The Company's web site may be accessed at www.invictawater.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Jason Taylor

Board positions with Invicta Water

Dates	Position	Principal Occupation
2023 - Present	Board Member	Board Member

Positions with Invicta Water

Dates	Position	Responsibilities
2023 - Present	CTO/Co-Founder,	CTO and Co-Founder,

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

Steve Wilcenski

Board positions with Invicta Water

Dates	Position	Principal Occupation
2023 - Present	Board Member	Board Member

Positions with Invicta Water

Dates	Position	Responsibilities
2023 - Present	CEO & Co-founder	CEO

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

Mark Edmond

Board positions with Invicta Water

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Invicta Water

Dates	Position	Responsibilities
2017 - Present	VP of Operations and Co-Founder	Director of Operations

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Invicta Water, Inc. owns 5,000,000 shares of Common Stock, representing a voting power of 71.4%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Executive Summary: Invicta Water

Revolutionizing Water Purification with Permanent PFAS Destruction

Invicta Water is at the forefront of transforming water purification by addressing the urgent global challenge posed by per- and polyfluoroalkyl substances (PFAS), notorious as "forever chemicals." With roots in industrial and consumer products, PFAS persist in the environment, posing significant health risks and drawing increasing regulatory scrutiny.

Innovative Solution

Invicta Water has developed a cutting-edge technology that permanently destroys PFAS, differentiating itself from existing methods that merely capture these pollutants. Our patent-pending, two-step process includes:

- **Removal Phase:** Advanced Foam Fractionation technology separates PFAS from water using air bubbles, reducing the volume of contaminants efficiently.
- **Destruction Phase:** A unique photocatalytic process utilizes boron nitride crystals and UV light to break PFAS bonds, eliminating them without producing secondary waste.

This approach effectively remediates all PFAS forms, maintains low operational costs, and minimizes energy usage.

Competitive Advantages

- **Cost-Efficiency & Scalability:** Operates at ambient conditions, offering a modular solution adaptable from small systems to industrial-scale operations, handling continuous flow rates from thousands to hundreds of millions of gallons.
- **No Secondary Waste:** Unlike traditional methods, our technology does not rely on consumables like carbon or filters, and leaves no toxic byproducts.
- **Comprehensive PFAS Elimination:** Outperforms filtration-based methods by not only removing but completely destroying PFAS, even in varying concentrations.

Investment and Growth Potential

Invicta Water is strategically positioned for growth and seeks investment to accelerate commercialization efforts. Funding will fuel pilot projects, secure regulatory approvals, and forge key partnerships in the water treatment sector. Investments will enhance case studies, validate proof points, and demonstrate active project successes, thereby expanding market adoption.

Business Model and Intellectual Property

Our business model focuses on licensing technology, offering services, and collaborating with municipalities and industrial clients. Further leveraging our robust IP portfolio will ensure sustained revenue and competitive positioning.

With substantial capital already raised, primarily allocated towards R&D and scaling operations, Invicta Water invites investors to join our mission—ensuring a future of clean and safe water by eradicating forever chemicals permanently.

5. How many employees does the Company currently have? (§ 227.201(e))

Invicta Water, Inc. currently has full time employees , 2 part time employees and a number of 1099 Consultants and contrributors.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Planning for a PFAS remediation solution involves inherent risks due to potential changes in government regulations. Key points to consider include:
   Evolving Standards: As scientific understanding of PFAS health impacts grows, regulatory bodies may tighten permissible limits for PFAS concentrations in water, soil, and products. This evolution can render existing remediation solutions inadequate or obsolete, necessitating costly updates or redesigns.

   Variable Regulations: Laws and standards concerning PFAS can vary significantly between regions and countries. Companies must navigate a complex landscape of regional regulations, adapting solutions to meet diverse requirements, which can complicate implementation and increase costs.

   Litigation Risks: As awareness of PFAS dangers increases, so does litigation. Companies involved in remediation risk exposure to lawsuits, especially if regulations change retroactively or if their solutions fail to meet new standards.

   Government Funding and Support: Changes in political priorities can influence the availability of government funding or incentives for PFAS remediation projects. A shift in focus away from environmental initiatives, for example, may reduce available financial support.

   Technological Adaptability: Regulatory changes may demand technological advances to comply with new standards, requiring ongoing investment in research and development. Companies risk falling behind if they cannot innovate quickly enough.

   Overall, staying abreast of regulatory trends and maintaining flexibility in technological development and business strategies are crucial for managing risks associated with PFAS remediation planning.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or

other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. Neither the Offering Or the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-UnitedStates jurisdiction, the Securities have transfer restrictions and cannot be resold in the UnitedStates except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

14. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

15. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	7,000,000	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership an voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Invicta Water, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Invicta Water and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Not Applicable.

13. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Not Applicable.

14. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

All of the financial statements are included further in the report.

In the year ended December 31, 2024, our net sales amounted to $90,000 resulting in a gross profit of -$52,041.

Our total expenses for the year ended on December 31, 2024, amounted to $698,078, which resulted in a net income of -$748,403. For the year ended December 31, 2022 equity-based compensation amounted to $0 and the most of the funds were used for salaries & wages as well as legal and professional fees.

15. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Invicta Water has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Invicta Water will file a report electronically with the SEC annually and post the report on its web site www.Invicta Water.com no later than 120 days after the end of each fiscal year covered by the report.

I, Steve Wilcenski certify that:

the financial statements of   Invicta Water, Inc. ("·Company name") included in this Form are true and complete in all material respects; and

Full name: Steve Wilcenski

Position: CEO

Date: 4/30/2025

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Profit and Loss

Invicta Water, Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales of Product Income	90,000.00
Total for Income	**$90,000.00**
Cost of Goods Sold	**$142,041.57**
Gross Profit	**-$52,041.57**
Expenses	**$698,078.52**
Net Operating Income	**-$750,120.09**
Other Income	**$1,716.65**
Other Expenses	
Net Other Income	**$1,716.65**
Net Income	**-$748,403.44**

Balance Sheet

Invicta Water, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	$73,542.50
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$73,542.50**
Fixed Assets	**$150,187.97**
Other Assets	
Total for Assets	**$223,730.47**
Liabilities and Equity	
Liabilities	$15,519.74
Equity	$208,210.73
Total for Liabilities and Equity	**$223,730.47**

Invicta Water, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-748,403.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,519.74**
Net cash provided by operating activities	**$ -732,883.70**
INVESTING ACTIVITIES	**$ -138,188.03**
FINANCING ACTIVITIES	**$957,159.42**
NET CASH INCREASE FOR PERIOD	**$86,087.69**
Cash at beginning of period	-12,545.19
CASH AT END OF PERIOD	**$73,542.50**